

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 3, 2018

Zhe Ji
Chief Executive Officer
Puhui Wealth Investment Management Co., Ltd.
Suite 1002, W3 Office Building, Oriental Commerce Tower
No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

> **Re: Puhui Wealth Investment Management Co., Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 17, 2018**
> **CIK No. 0001729089**

Dear Mr. Ji:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

History and Corporate Structure, page 6

1. We note your response to comments 4 and 5 and the changes you made to the table of subsidiaries on page F-8. Please revise the corporate structure diagram on page 8 to include all non-fund consolidated subsidiaries of yours. Please also make corresponding revisions to the table of operating entities below the diagram.

Risk Factors

We are not an "investment company"…, page 24

2. We note your response to comment 6. For any subsidiary or subsidiaries of yours that currently hold 40% or more of investment securities on an unconsolidated basis, please revise your disclosure to identify the entity and the current percentage of its total assets that are investment securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

3. We note your response to prior comment 9. Please tell us, in full, the nature of business of Finup Co. Ltd. from its inception to October of 2016. Explain in greater detail, why you believe Finup's peer-to-peer lending business did not constitute a component of a business that was abandoned.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

4. We note your response to prior comment 23. We note that Puhui Beijing holds the note based on your disclosure on page 4 and the note does not appear to have been acquired specifically for resale. Please revise to disclose the total purchase price of the note ($1,075,184) as an investing activity. Refer to ASC 230-10-45-13a.

Notes to Consolidated Financial Statements

Note 2 – Summary of significant accounting policies

Revenue recognition, page F-12

5. We note your response to prior comment 25. According to ASC 605-20-15, the use of standalone basis does not preclude your arrangements being within the scope. Therefore, please revise your filing to provide your accounting policy for multiple element arrangements and other relevant disclosures required under ASC 605-20-50.

Note 10 – Taxes, page F-22

6. We note that you have $936,919 of deferred tax assets, net on your balance sheet as of December 31, 2017. Considering the restructure of your business in 2016, a significant decrease in total revenue in 2017 and the incurred net loss as of December 31, 2017,

please expand your disclosures to provide a comprehensive analysis of the company-specific positive and negative evidence management evaluated in determining the realizability of the material components of deferred tax assets based on the guidance in ASC 740-10-30-16 through 30-25.

You may contact Michael Henderson at (202) 551-3364 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Ari Edelman, Esq.
        David Selengut, Esq.